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Exhibit 11.0

IHOP CORP. AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

(In thousands, except per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
NET (LOSS) INCOME PER COMMON SHARE BASIC
Weighted average shares outstanding	16,935	17,921	17,310	18,168
Net (loss) income available to common shareholders	$(11,616)	$11,323	$13,827	$34,223
Net (loss) income per share—basic	$(0.69)	$0.63	$0.80	$1.88
NET (LOSS) INCOME PER COMMON SHARE DILUTED
Weighted average shares outstanding	16,935	17,921	17,310	18,168
Net effect of dilutive stock options based on the treasury stock method using the average market price	—	202	41	213

Total	16,935	18,123	17,351	18,381

Net (loss) income available to common shareholders	$(11,616)	$11,323	$13,827	$34,223
Net (loss) income per share—diluted	$(0.69)	$0.62	$0.80	$1.86

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  Exhibit 11.0
IHOP CORP. AND SUBSIDIARIES STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS (In thousands, except per share data) (Unaudited)